BUTTERFLY NETWORK, INC.

530 Old Whitfield Street
Guilford, Connecticut 06437

May 11, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: David Gessert

RE:        Butterfly Network, Inc.

Registration Statement on Form S-1, as amended

File No. 333-254836

Acceleration Request

Dear Mr. Gessert:

With respect to the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Butterfly Network, Inc. (the “Company”), that the Securities and Exchange Commission accelerate the effective date of the Registration Statement to Wednesday, May 12, 2021 at 5:30 p.m. Eastern Time, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Michael L. Fantozzi or John P. Condon of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 542-6000, with any comments or questions regarding the Registration Statement.

Very truly yours,

Butterfly network, inc.

/s/ Todd M. Fruchterman, M.D., Ph.D.
Todd M. Fruchterman, M.D., Ph.D.
President and Chief Executive Officer

cc:          Stephanie Fielding, Chief Financial Officer, Butterfly Network, Inc.

Mary Miller, Esq., General Counsel and Corporate Secretary, Butterfly Network, Inc.

Michael L. Fantozzi, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

John P. Condon, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.